Mail Stop 4561

March 1, 2010

Robert Heckes, Chief Executive Officer
PhotoAmigo, Inc.
924 Olive Street
Santa Barbara, CA 93101

> **Re:** **PhotoAmigo, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 2, 2010**
> **File No. 333-164633**

Dear Mr. Heckes:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that the statement regarding dealer prospectus delivery obligations called for by Item 502(b) of Regulation S-K is currently located before the financial statements in your filing. Please re-order your filing to provide this statement on the outside back cover page of the prospectus, which should come after the financial statements, which are required to be included in Part I of the registration statement. See Item 11(b) of Form S-1. We note in this regard that your table of contents on page i appropriately indicates that the financial statements will be included in the prospectus.

Prospectus Cover Page

2.   You disclose that the offering will be made "initially at $.50 per share and then at prevailing market prices of privately negotiated prices." This statement does not

describe the applicable offering price with clarity. Please revise to clarify, if accurate, that the shares will be offered at the fixed price until such time, if ever, that your shares are the subject of quotations on the bulletin board, at which point the shares will be offered at prevailing market prices or privately-negotiated prices.

3.   We note the following disclosure: "We intend to apply to list our common shares for quotation on the Electronic Bulletin Board but cannot assure that our application will be accepted by the Bulletin Board." Please revise to identify the particular electronic quotation system on which you intend to seek to have your shares of common stock quoted, using the name the quotation service uses to identify itself. If you intend to seek to have your common stock quoted on the OTC Bulletin Board, please also revise your filing to reflect that only authorized market makers (as opposed to issuers) can apply to quote securities on this service, and disclose in an appropriate part of your filing the steps, if any, you have taken to have a market maker sponsor the company's common stock for quotation on the OTC Bulletin Board. In addition, please avoid stating that you or the market maker may be applying "to list" your common shares, as such terminology could be read to suggest that the company intends to apply for listing on a national securities exchange.

4.   Further to the above comment, we are unable to locate in your filing the disclosure called for by Item 505 with respect to the determination of the offering price. Please revise your filing to provide this information, or advise. If your fixed, initial offering price has been determined arbitrarily, please provide appropriate risk factor disclosure indicating that the offering price bears no relationship to any measure of your financial condition or other customary investment criteria.

Summary, page 1

5.   Please expand your summary to disclose that you are a development stage company and that you have not generated revenues from your operations since your inception. Also disclose the amount of funds necessary to conduct planned operations for a minimum period of twelve months from the effective date of the registration statement, and the minimum time you estimate will be required to become a revenue-generating entity.

6.   Please revise your disclosure here and in Business to express clearly the status of the company's business. Clarify what you have accomplished to date, and what remains to be accomplished in order for the company to begin to generate revenues.

Risk Factors

General

7.   Please add a risk factor addressing the risks associated with the absence of a public market for your common stock and the possibility that an active market for your shares may not develop. If applicable and material to the company, please also address in this section the possibility that no market maker will be willing to apply to quote the company's stock on the OTC Bulletin Board.

8.   We note your risk factor disclosures on page 7 that you "may be required to seek additional funding," and that your common stock "may be classified as a 'penny stock.'" The effect of these and similar disclosures throughout the filing is to provide an unrealistically-optimistic view of the company's business status and the risks it faces. Accordingly, please revise your risk factors to reflect that you will be required to seek additional funding in order to execute on your business plan, and that your common stock will be classified as a penny stock, as appears to be the case. Please make conforming changes to similar disclosures throughout the filing.

 "If we are unable to attract users to our website…," page 3

9.   This risk factors states that you have not generated "significant revenues," and indicates that you may not "be able to maintain" your revenues. As it appears from your financial statements and disclosure elsewhere in the filing that the company has not generated any revenues to date, please revise these and similar disclosures throughout the filing to avoid suggesting that the company has historically generated revenues.

"If we are not successful in increasing our number of paid members…,"

10.   This risk factor refers to "increasing [y]our number of paid members" and discusses that the success of the business is dependent upon your ability "to increase [y]our base of paid photo sharing members and social networking users." However, you disclose on page 14 that to date you have not been successful in converting free memberships to paid memberships, and as you have not generated any revenues, it appears that you have no paying members. If this is the case, please revise references to "increasing" the number of paid members to avoid suggesting that you currently have. For example, you could instead refer to your ability to "attract" paying members or to convert free memberships into paid ones.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business, page 10

11.   We note from your disclosures on page 10 that for the period from March 2006
        until your incorporation, your predecessor company provided social networking
        and photo sharing services to users from the PhoteAmigo.com website. Please
        explain further your reference to "predecessor company." Tell us who the
        predecessor company is, explain how you acquired their business, and tell us your
        consideration to include predecessor financial information in this filing.

Plan of Operation, page 10

12.   We note from your risk factor disclosures on page 3 that the success of your
        business depends upon your ability to increase your base of paid photo sharing
        members and social networking users, which is further dependent on your ability
        to attract users to your website. In addition, your disclosures on page 5 indicate
        that the number of members assessing your services will have a direct impact on
        your results of operations and key business metrics. Please revise to disclose the
        number of users (both paid, if any, and unpaid) that used your services for each
        period presented. We refer you to SEC Release 33-8350 and Section to III.D of
        SEC Release 33-6835 for guidance.

Liquidity and Capital Resources, page 11

13.   We note your disclosure that you have recently reduced your operating activities
        so that you can conserve cash. We note also your Part II disclosure indicating that
        the estimated costs of the offering are approximately $14,000. Please disclose
        whether management believes the company has sufficient capital to meet its
        capital requirements for the next twelve months. Quantify the anticipated costs
        and amount of additional capital that will be needed, if any, in order to fund the
        company's projected operations for a minimum of twelve months from the date of
        the prospectus. State the minimum period of time that you will be able to conduct
        planned operations using currently-available capital resources. Quantitative
        information regarding your financial requirements is necessary to enable investors
        to assess the company's financial condition and the likelihood it will be able to
        pursue its business plan. See Item 303(a)(1) of Regulation S-K.   In addition, if
        applicable, please provide prominent risk factor disclosure that alerts investors to
        the company's capital resource deficiency, if any, and the risks that that condition
        presents.

Business, page 14

General

14.   Further to comment 6 above, please provide in Business a discussion of your
        specific business plans for the next twelve months. To the extent that your filing

refers to the company's future plans, for example with respect to the marketing strategies you intend to employ to attract website traffic, expand to provide meaningful discussions of the events or circumstances that may prevent the accomplishment of such objectives.

15.   Please specifically disclose the factual basis for and the context of your claims, beliefs and opinions set forth in the registration statement. You must be able to substantiate on a reasonable basis all such claims, beliefs and opinions.   For example, please provide support for the following:

- "Our website… has grown organically to over 3,000 users;" and
- Your belief that the company's "brand, product offering and future enhancements will continue to attract users and will make it a premier destination for photo sharing."

Management

Executive Compensation, page 17

16.   You state in the first sentence of this section that you have not paid any compensation to executive officers or directors since inception, but you then state that in April 2008 you began paying your chief executive officer $600/month. Please reconcile these conflicting disclosures, and note that Item 402(m) of Regulation S-K requires disclosure of not only amounts actually paid, but also amounts accrued, as compensation to your named executive officer(s) for the last fiscal year. We note in this regard the accrued compensation amounts that appear on your balance sheets as current liabilities and the disclosure on page F-10 that the company accrues consulting fees of $600/month as compensation for your sole executive officer.

17.   Further, because you accrued compensation for your chief executive officer during the company's last fiscal year, the summary compensation table called for by Item 402(n) of Regulation S-K must be presented, covering all compensation paid or accrued to him for the year. Please also provide any related narrative disclosure called for by Item 402(o).

Related Party and Other Material Transactions, page 21

18.   Please clearly identify any "promoters" of your company, as defined in Rule 405 under the Securities Act of 1933, and ensure that you provide all the disclosure called for by 404(d)(2) and Item 401(g) of Regulation S-K with respect to any promoter. In this regard, it appears that Mr. Heckes as a founder of the company may be deemed a promoter. We note also the disclosure on page F-9 of your financial statements relating to assets acquired by the registrant from its founder.

19.   We note disclosure in your registration statement, including on pages F-9 and F-21, relating to cash advances made by your sole executive officer to the company. Please provide the disclosure called for by Item 404(a) of Regulation S-K with respect to this related-party indebtedness of the company, or tell us why such disclosure is not required. See Item 404(d)(a).

Where You Can Find More Information, page 23

20.   You state, "We are also required to file periodic reports with the Securities and Exchange Commission…." Please clarify that your SEC reporting requirements will commence upon effectiveness of your registration statement.

21.   Disclosure in this section also indicates that you are required to file proxy statements. Unless the company registers a class of securities pursuant to Section 12 of the Securities Exchange Act of 1934, for example by filing a Form 10, it will report pursuant to Section 15(d) of the Exchange Act and accordingly will not be subject to the proxy rules. Please tell us whether you intend to register a class of securities under the Exchange Act in connection with your initial public offering on Form S-1. If not, please revise your disclosure here to remove references to the company's proxy filing obligations. Appropriate risk factor disclosure should also be provided to alert investors to the more limited information and protections that will be available to them should the company initially be a Section 15(d) reporting company as opposed to a Section 13(d) reporting company.

Financial Statements for the Three Months Ended October 31, 2009 and 2008

General

22.   The FASB Accounting Standards Codification (ASC) became effective on July 1, 2009 for interim and annual reporting periods ending after September 15, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. We note that you adopted this guidance in the quarter ended October 31, 2009. Therefore, please revise the applicable references in the filing to comply with the adoption. For example, on page F-7 of the filing you reference the pre-codification literature of SAB 104 which is no longer relevant in light of the adoption of the ASC.

Note 6. Subsequent Events, page F-10

23.   We note from your disclosures in Note 6 that the company evaluated all subsequent events through December 10, 2009, the date that your financial statements were available for issuance. Considering you recently filed a registration statement on Form S-1, tell us how you considered ASC 855-10-25-2

to evaluate the subsequent events through the date the financial statements are issued.

Part II – Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-2

24.   Please disclose the exemption(s) from registration claimed for your unregistered issuances described in paragraphs (iii) through (vi), and briefly describe the facts relied upon to make the exemption(s) available. See Item 701(d) of Regulation S-K. We note in this regard your statement on page II-3 that the securities issuances described in paragraphs (i) and (ii) were made in reliance on Section 4(2) and/or Regulation D.   With respect to any unregistered issuances made by the company in reliance on Regulation D, please be advised that as of March 16, 2009, all Forms D are required to be filed electronically on EDGAR. See Rule 503 of Regulation D and SEC Release No. 33-8891.

Item 17. Undertakings, page II-4

25.   Please remove from this section the undertakings set forth in Item 512(a)(5)(i) of Regulation S-K, as the company does not appear to be relying on (nor eligible to rely on) Securities Act Rule 430B; or advise.

Signatures, page II-6

26.   We note that Mr. Heckes has signed the registration statement on behalf of the company. However, he has not separately signed the filing in his individual capacity. In addition to being signed by an authorized individual on behalf of PhotoAmigo, the registration statement must also be signed individually by your principal executive officer, principal financial officer, principal accounting officer or controller, and by a majority of the board of directors. Please revise to provide the required signatures. If Mr. Heckes serves in all of the referenced positions, please indicate under his signature each capacity in which he signs the filing. See the Signatures section of Form S-1, including Instructions 1 and 2.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Megan Akst at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions or comments on the financial statements or related matters. Please contact Katherine Wray at (202) 551-3483 with any other questions. If you need further assistance, you may contact me at (202) 551-3462. You may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735 if you thereafter require assistance.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: Via facsimile at (303) 770-7257
        Gary A. Agron, Esq.